FOR IMMEDIATE RELEASE
                                                                    May 20, 2003
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and COO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)


CONTACT:
Hitoshi Owada
(Managing Director and
Senior Vice President, Administration and Finance Division)
Phone: +81-(0)3-3342-7500


                              Repurchase of Shares
                (Pursuant to Article 210 of the Commercial Code)

Tokyo - May 20, 2003 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to propose an agenda asking for authorization to repurchase its shares pursuant to Article 210 of the Commercial Code. The proposal will be made at its 61st ordinary general meeting of shareholders (the "Shareholders' Meeting") to be held on June 27, 2003.

1. Reason for the repurchase
     To enable swift implementation of the Company's capital policies in response to changes in business conditions

2. Scope of the repurchase
   (1) Class of equity:                 Common stock of the Company
   (2) Number of shares:                Not exceeding 3 million shares
                                        (3% of total outstanding shares)
   (3) Total repurchase price:          Not exceeding (Y)20 billion


* The above terms are subject to the approval of the "Matters concerning the repurchase of the Company's shares" to be proposed to the Shareholders' Meeting.